Exhibit 5.2

February 13, 2026

Board of Directors
Northrim BanCorp, Inc.
3111 C Street
Anchorage, Alaska 99503

Ladies and Gentlemen:

We have acted as Alaska special counsel to Northrim BanCorp, Inc., an Alaska corporation (the “Company”), in connection with the Company’s proposed offer to exchange, pursuant to a Registration Statement on Form S-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, up to $60,000,000 in aggregate principal amount of the Company’s 6.875% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Exchange Notes”) for the Company’s outstanding 6.875% Fixed-to-Floating Rate Subordinated Notes due 2035 originally issued on November 26, 2025. The Exchange Notes will be issued under the Indenture dated as of November 26, 2025 (the “Indenture”), by and between the Company and U.S. Bank Trust Company, National Association, as trustee.

In connection with rendering the opinion set forth below, we have examined originals or copies of the Registration Statement, resolutions of the Company’s board of directors, and such other records of the Company and other documents as we have deemed relevant and necessary as the basis for the opinion set forth below. In addition, we have examined and relied on certificates of public officials and, as to certain matters of fact that are material to our opinion, certificates from officers of the Company. We have not independently established any of the facts upon which we have so relied. In our examination, we have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as copies. With respect to parties other than the Company and its subsidiaries, we have further assumed the due authorization of such documents by all such other parties, the due execution and delivery of such documents by each such other party, and that all agreements are the valid and binding agreements of all such other parties to such agreements. We also have made such examination of law as we have deemed appropriate.

Board of Directors Northrim BanCorp, Inc. Page 2

Based on and subject to the foregoing, we are of the opinion that the Company (1) is validly existing and in good standing under the laws of the State of Alaska, its jurisdiction of incorporation, (2) has all necessary corporate power and authority to create the obligations applicable to it under the Indenture and the Exchange Notes, and (3) has taken the required steps under the laws of the State of Alaska to authorize entering into its obligations under the Indenture and the Exchange Notes.

The foregoing opinion is limited to the laws of the State of Alaska as in effect on the date of this letter, and we are expressing no opinion as to the effect of the laws of any other jurisdiction or as of any later date. We are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. This opinion is based on currently existing statutes, rules, and regulations, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments that might affect any matter or opinion set forth herein.

Hunton Andrews Kurth LLP may rely on the foregoing opinion for the sole purpose of issuing the opinions stated in its letter to the Company dated on or about the date hereof.

Very truly yours,

/s/ MILLER NASH LLP